June 30, 2022

Division of Corporate Finance

Office of Technology

United States Securities and Exchange Commission

Re: Farmhouse, Inc.    File No. 000-56334

Form 10-K for fiscal year ended December 31, 2021 filed April 22, 2022

File No. 000-56334

Dear sir or madam:

We are in receipt of your letter dated May 23, 2022 regarding the above referenced filing. The Company’s responses to your questions are as follows:

Form 10-K for Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 23

1.We note on page 23 you appear to be disclosing a Non-GAAP measure in which Net Loss is adjusted for impairment of intangible assets and stock based fees. Please designate the measure as Non-GAAP and provide a name, such as "Adjusted Net Loss," to appropriately reflect what it represents. Additionally, expand your disclosure to explain how management uses this measure and why you believe it provides useful information to investors regarding your performance pursuant to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

Company response

We have reviewed the above referenced page 23 and have prepared the attached amendment for Staff review. The amendment revises Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations to properly caption “Adjusted Net Loss,” to designate Adjusted Net Loss as “Non-GAAP,” and to expand our disclosure to explain how management uses this measure and why we believe it provides useful information to investors regarding our performance. We understand and agree to comply in all future filings and disclosures with the above referenced Item 10 of Regulation S-K and disclose the attached amendment or other additional information where necessary to fully apprise the public of all Non-GAAP information.

The foregoing information is deemed to be Company’s complete response to your inquiries of May 23, 2022. In the event you require additional information or have additional questions, please do not hesitate to contact the undersigned.

Farmhouse, Inc.548 Market Street, Suite 90355888-420-6856

San Francisco, CA 94103

Division of Corporate Finance

United States Securities and Exchange Commission

June 30, 2022

Sincerely,

/s/ Lanny R. Lang

Lanny R. Lang

Chief Financial Officer, Chief Accounting Officer

(Principal Financial and Accounting Officer)